September 30, 2024

Ofer Vicus
Chief Executive Officer and Director
Aduro Clean Technologies Inc.
542 Newbold St.
London, Ontario N6E 2S5, Canada

       Re: Aduro Clean Technologies Inc.
           Amendment No. 1 to Registration Statement on Form F-1
           Filed September 16, 2024
           File No. 333-280955
Dear Ofer Vicus:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 9, 2024 letter.

Form F-1/A filed September 16, 2024
Pre-Split Presentations, page 2

1. You indicate that the share and per share information in this prospectus, other than in your financial statements and notes thereto, or where referred to as
Pre-Split   , reflects a
       consolidation, or a reverse stock split, of your issued and outstanding common shares on the basis of one (1) new common share for three and a quarter (3.25) old common shares which was completed on August 20, 2024. You provide similar disclosures under the
       Reverse Stock Split caption on page 6. Please address the following apparent inconsistencies:
           Your per share information in your financial statements and notes thereto, as disclosed on page F-5 and elsewhere in your disclosures, have been appropriately retroactively presented to effect the August 20, 2024 consolidation; You disclose on page 3 that you intend to implement a consolidation, or a reverse
 September 30, 2024
Page 2

          stock split, of your issued and outstanding common shares on the basis of one (1) new common share for three and a quarter (3.25) old common shares prior to the closing of the offering. Please clarify if you plan another reverse stock split subsequent to your August 20, 2024 consolidation; and
           Your disclosures on pages 12 and 40 indicate that the earnings per share information presented is "Pre-Split". However, such information agrees to your per share information in your financial statements and notes thereto, which have been appropriately revised to reflect the August 20, 2024 consolidation. Please revise your disclosures for consistency and accuracy throughout your filing.
Implications of Being an Emerging Growth Company, page 8

2. We note your disclosure that you intend to take advantage of the longer phase-in periods for the adoption of new or revised financial accounting standards under the JOBS Act.
       This election under is only available to foreign private issuers that prepare their financial statements in accordance with U.S. GAAP or reconcile their home country GAAP financial statements to U.S. GAAP. Refer to Question 34 of our "Jumpstart Our Business
       Startups Act Frequently Asked Questions - Generally Applicable Questions on Title I of
       the JOBS Act" dated December 21, 2015 and revise your disclosures accordingly.
Note 3 -- Material Accounting Policy Information
p) Earnings (loss) per share, page F-13

3. Please identify and quantify the instruments (including contingently issuable shares) that could potentially dilute basic earnings per share in the future, but were not included in the calculation of diluted earnings per share because they are antidilutive for the period(s)
       presented. Refer to paragraph 70(c) of IAS 33.
       Please contact Tayyaba Shafique at 202-551-2110 or Jeanne Baker at 202-551-3691 if
you have questions regarding comments on the financial statements and related matters. Please contact Robert Augustin at 202-551-8483 or Lauren Nguyen at 202-551-3642 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Industrial Applications and
                                                             Services